Exhibit 99.2

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2022

SOL-GEL TECHNOLOGIES LTD.

UNAUDITED CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2022

The amounts are stated in U.S. dollars in thousands, except share and per share data

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	December 31,	June 30,
	2021	2022
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$20,085	$5,765
Bank deposits	21,448	21,000
Marketable securities	1,709	9,846
Receivables from collaborative arrangements	13,065	10,176
Prepaid expenses and other current assets	800	1,691
TOTAL CURRENT ASSETS	57,107	48,478

NON-CURRENT ASSETS:
Long-term receivables from collaborative arrangements	7,402	2,499
Restricted long-term deposits and cash	1,298	1,289
Property and equipment, net	1,051	826
Operating lease right-of-use assets	1,501	1,153
Funds in respect of employee rights upon retirement	830	738
TOTAL NON-CURRENT ASSETS	12,082	6,505

TOTAL ASSETS	$69,189	$54,983
Liabilities and shareholders' equity
CURRENT LIABILITIES:
Accounts payable	$766	$860
Other accounts payable	10,145	1,664
Current maturities of operating leases	781	701
TOTAL CURRENT LIABILITIES	11,692	3,225

LONG-TERM LIABILITIES
Operating leases liabilities	810	369
Liability for employee rights upon retirement	1,093	1,038
TOTAL LONG-TERM LIABILITIES	1,903	1,407
TOTAL LIABILITIES	$13,595	$4,632

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.1 par value – authorized: 50,000,000 as of December 31, 2021 and June 30, 2022; issued and outstanding: 23,126,804 and 23,129,469 as of December 31, 2021 and June 30, 2022, respectively.	638	638
Additional paid-in capital	233,098	233,586
Accumulated deficit	(178,142)	(183,873)
TOTAL SHAREHOLDERS' EQUITY	55,594	50,351
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$69,189	$54,983

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30		Three months ended June 30
	2021	2022	2021	2022
COLLABORATION REVENUES	$1,629	-	$928	-
LICENSE REVENUES	-	3,521	-	3,518
TOTAL REVENUES	$1,629	$3,521	$928	$3,518
RESEARCH AND DEVELOPMENT EXPENSES	9,399	6,422	6,933	2,380
GENERAL AND ADMINISTRATIVE EXPENSES	4,496	3,512	2,037	1,601
TOTAL OPERATING LOSS	12,266	6,413	8,042	463
FINANCIAL INCOME, net	(170)	(682)	(9)	(329)
LOSS FOR THE PERIOD	$12,096	$5,731	$8,033	$134
BASIC AND DILUTED LOSS PER ORDINARY SHARE	$0.53	$0.25	$0.35	$0.01
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	23,016,104	23,127,958	23,028,508	23,128,429

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital		Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2021	23,000,782	635	231,577		(181,363)	50,849
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2021:
Loss for the period					(12,096)	(12,096)
Vesting of restricted shares units	15,333	*	(*	)
Exercise of options	13,836	*	83			83
Share-based compensation			411			411
BALANCE AT JUNE 30, 2021	23,029,951	635	232,071		(193,459)	39,247

BALANCE AS OF JANUARY 1, 2022	23,126,804	638	233,098		(178,142)	55,594
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2022:
Loss for the period					(5,731)	(5,731)
Exercise of options	2,665	*	15			15
Share-based compensation			473			473
BALANCE AT JUNE 30, 2022	23,129,469	638	233,586		(183,873)	50,351

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF APRIL 1, 2021	23,028,264	635	231,849	(185,426)	47,058
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2021:
Loss for the period				(8,033)	(8,033)
Exercise of options	1,687	*	9		9
Share-based compensation			213		213
BALANCE AT JUNE 30, 2021	23,029,951	635	232,071	(193,459)	39,247

BALANCE AS OF APRIL 1, 2022	23,127,669	638	233,224	(183,739)	50,123
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2022:
Loss for the period				(134)	(134)
Exercise of options	1,800	*	10		10
Share-based compensation			352		352
BALANCE AT JUNE 30, 2022	23,129,469	638	233,586	(183,873)	50,351

* less than $1 thousand.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30
	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$(12,096)	$(5,731)
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation	474	327
Changes in accrued liability for employee rights upon retirement, net	3	37
Share-based compensation expenses	411	473
Financial expenses (income), net	15	(126)
Net changes in operating leases	(48)	(173)
Changes in fair value of marketable securities	(59)	135
Changes in operating asset and liabilities:
Receivables from collaborative arrangements (including long-term)	1,197	7,792
Prepaid expenses and other current assets	(482)	(891)
Accounts payable, accrued expenses and other	(782)	(8,387)
Net cash used in operating activities	(11,367)	(6,544)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(54)	(102)
Investment in marketable securities	(4,065)	(10,006)
Proceeds from sales and maturity of marketable securities	18,946	1,734
Proceeds from short-term deposits	500	448
Proceeds from long-term deposits	2	9
Net cash provided by (used in) investing activities	15,329	(7,917)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	83	15
Net cash provided by financing activities	83	15
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(15)	126
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	4,030	(14,320)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	8,272	21,235
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIODS	$12,302	$6,915
Cash and Cash equivalents	11,152	5,765
Restricted cash	1,150	1,150
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	12,302	6,915
SUPPLEMENTARY INFORMATION:
Interest received	582	153

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS

Sol-Gel Technologies Ltd. (collectively with its U.S. subsidiary, the Company) is an Israeli Company incorporated in 1997.

The Company is a clinical stage specialty pharmaceutical company focused on developing and commercializing topical dermatological drug products. The Company’s lead products candidates are based upon its proprietary microencapsulation delivery system, consisting of microcapsules made of precipitated silica. The Company has two approved drugs: (i) Twyneo®, which was developed for the treatment of acne vulgaris and received marketing authourization by the U.S. Food and Durg Administration (the "FDA") on July 27, 2021 and (ii) Epsolay®, a treatment for subtype II rosacea that received marketing authourization by the FDA on April 25, 2022. In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay®, in the United States, see note 5. On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician. In addition to the novel products, the Company’s products included the approved generic products Acyclovir, Ivermectin and other generic product candidates. In November 2021, the company entered into an agreement with Padagis, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for the two aforementioned approved generic drug products. Under the new agreement, the company has retained collaboration rights to two generic programs related to four generic drug candidates, see note 4b.

Risk and Uncertainties

Since incorporation through June 30, 2022, the Company has an accumulated deficit of $183,873 and its activities have been funded mainly by its shareholders, collaboration revenues and license agreements, see also Notes 4 and 5. The Company expects to continue to incur significant research and development and other costs related to its ongoing operations.

In addition, management is continuing to analyze cash resources and considering raising additional funding from different sources, such as corporate collaborations, public or private equity offerings and/or debt financings, and/or selling shares under the Company's Open Market Sale Agreement with Jefferies LLC. Management expects that the Company's cash and cash equivalents, deposits and marketable securities as of June 30, 2022 will allow the Company to fund its operating plan through at least the next 12 months from the condensed financial statement issuance date.

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic. To date, the impact of COVID-19 pandemic has been limited and resulted in delays with respect to pre-approval inspections.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS (continued):

The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company's business, results of operations and financial condition, including revenues from collaboration arrangements, expenses, reserves and allowances, manufacturing, supply, regulatory approvals, clinical trials, commercial launch of branded and generic product candidates, research and development costs and employee-related amounts, will depend on future developments that are highly uncertain and cannot be predicted. The Company continues to monitor and assess new information related to the COVID-19 pandemic, the actions taken to contain or treat COVID-19, as well as the economic impact on various markets.

Furthermore, the estimation process required to prepare the Company’s consolidated financial statements requires assumptions to be made about future events and conditions and the impact of COVID-19 on its financial results, and while management believes such assumptions are reasonable, they are inherently subjective and uncertain. The Company’s actual results could differ materially from those estimates.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

a.
Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial statements. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2022, the consolidated results of operations for the six month and three month periods ended June 30, 2021 and 2022 and statements of changes in shareholders' equity and cash flows for the six month period ended June 30, 2021 and 2022.

The consolidated results for the six month period ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2021. The comparative balance sheet at December 31, 2021 has been derived from the audited financial statements at that date but does not include all disclosures required by U.S. GAAP.

b.
Loss per share

Basic loss per share is computed on the basis of the net loss for the period divided by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based upon the weighted average number of ordinary shares and of ordinary shares equivalents outstanding when dilutive. Ordinary share equivalents include outstanding stock options, restricted shares and warrants, which are included under the treasury stock method when dilutive.

The calculation of diluted loss per share does not include 3,713,296 and 4,085,416 options, restricted shares and warrants for the six and three months ended June 30, 2022 and 3,437,843 and 3,463,710 options and restricted shares for the six and the three months ended June 30, 2021, respectively, because the effect would be anti-dilutive.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 3 – MARKETABLE SECURITIES:

The following table sets forth the Company’s marketable securities for the indicated periods:

	December 31,	June 30,
	2021	2022
Level 2 securities:
U.S government and agency bonds	275	1,174
Other foreign government bonds	-	1,507
Corporate bonds*	1,434	7,165
Total	1,709	9,846

* Investments in Corporate bonds rated A or higher.

The Company’s debt securities are classified within Level 2 because it uses quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value.

The table below sets forth a summary of the changes in the fair value of the Company’s marketable securities for the indicated periods:

	Marketable securities
	For the year ended	For the Six Months
	December 31, 2021	ended June 30, 2022

Balance at beginning of the period	$21,652	$1,709
Additions	6,716	10,006
Sale or maturity	(26,784)	(1,734)
Changes in fair value during the period	125	(135)
Balance at end of the period	$1,709	$9,846

As of June 30, 2022, the Company’s debt securities had the following maturity dates:

Market value
June 30,
2022
Due within one year	9,041
Between 1-2 years	805

The carrying amount of the cash and cash equivalents, bank deposits, restricted cash, restricted long term deposits, receivables from collaborative arrangements, accrued expenses and other liabilities approximates their fair value.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 4 – COLLABORATION AGREEMENTS:

a.
In 2007, the Company granted rights to a third party for use and commercialization of a product for skin protection. Under this agreement, the Company is entitled to royalties during the years 2016 to 2024. Based on current sales, royalties are not material.

b.
In 2016 through 2020, the Company entered into several collaboration agreements mainly with one Partner for the development, manufacturing and commercialization of several generic product candidates. Under the agreements, the Partner is obligated to conduct regulatory, scientific, clinical and technical activities necessary to develop the product and prepare and file ANDA, with the FDA and gain regulatory approval. The Company participates in the development of the product candidates, including participation in joint steering committees and is obligated for sourcing the active pharmaceutical ingredient (API) during the development phase.

Upon FDA approval, the Partner has exclusive rights and is required to use diligent efforts to commercialize these products in territories defined under the agreements, including all required sales, marketing and distributing activities associated with the agreements. The Company is entitled to a share of the Partner's gross profits related to the sale of the products, as such term is defined in each of the agreements.

These Agreement are considered to be within the scope of ASC 808, as the parties are active participants and exposed to the risks and rewards of the collaborative activity.

The Company recognizes collaboration revenue when the related sales occur.

In November 2021, the Company entered into a new agreement (the "New Agreement") with the Partner, to sell its rights in relation to ten generic collaborative agreements between the parties, including the agreements for two approved generic drug products. Under the New Agreement, the Company has retained collaboration rights to two generic programs related to four generic drug candidates. Following the signing of the New Agreement, the Company is no longer entitled to receive its share in profit as detailed above.

Under the terms of the New Agreement, effective as of November 1, 2021, the Company will unconditionally receive $21,500 over 24 months, in lieu of its share in future gross profits for the two approved generic drug products and its potential gross profits for eight unapproved generic programs. The Company received $1,250 as an upfront payment and $20,250 in eight equal quarterly instalments. The New Agreement also provides that effective as of November 1, 2021, the Company will cease paying any outstanding and future operational costs related to these collaborative agreements.

NOTE 5 – LICENSE AGREEMENTS:

In June 2021, the Company entered into two exclusive license agreements with Galderma for the commercialization of Twyneo® and Epsolay®, in the United States. According to the agreement, the Company has an option to regain commercialization rights five years following first commercialization. In the third quarter of 2021, the Company received $7.5 million for Twyneo® and $4 million for Epsolay® of upfront payments, which are refundable if FDA approval for each respective product is not received by December 31, 2021. On July 27, 2021, the Company announced that the FDA approved the Company’s first proprietary drug product, Twyneo®.

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 5 – LICENSE AGREEMENTS (continued):

On April 14, 2022, the Company announced that Twyneo® is available for purchase by consumers who obtain a prescription from their physician, See note 1. In March 2022, the Company has refunded the $4 million upfront payment to Galderma, since FDA approval for Epsolay® had not been received as of December 31, 2021. On April 25, 2022, the Company announced that the FDA approved the drug product, Epsolay®, which entitled the Company to $3.5 million milestone payment, according to the license agreement. In May 2022, the Company has received the $3.5 million payment from Galderma. On June 2, 2022, the Company announced that Epsolay® is available for purchase by consumers who obtain a prescription from their physician, See note 1.

NOTE 6 – SHARE CAPITAL:

Options grants

During the six months ended June 30, 2022, the Company granted 722,488 options to employees and executive officers:

i.
In March 2022, the Company granted a total of 148,907 options to several employees to purchase ordinary shares at an exercise price of $7.38 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

ii.
In March 2022, the Company granted a total of 271,517 options to several Executive Officers to purchase ordinary shares at an exercise price of $10 per share.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

iii.
In March 2022, the board of directors approved and recommended the Company shareholders to approve a grant of 302,064 options to the Company's CEO to purchase ordinary shares at an exercise price of $10 per share. The Company's shareholders approved the grant in June 2022.

The options vest over a period of 4 years; one quarter of the options vest on the first anniversary of the vesting commencement date (as described in each agreement) and the rest vest quarterly over the following three years. The options expire on the tenth anniversary of their grant date.

The fair value of options granted in 2022 was $3,278. The underlying data used for computing the fair value of the options are as follows:

2022
Value of one ordinary share	$7.72
Dividend yield	0%
Expected volatility	62.6%
Risk-free interest rate	2.5%
Expected term	7 years

SOL-GEL TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

(Unaudited)

NOTE 6 – SHARE CAPITAL (continued):

Ordinary shares

In July 2021, the Company entered into an ATM sales agreement with Jefferies LLC ("Jefferies"), pursuant to which the Company is entitled, at its sole discretion, to offer and sell through Jefferies, acting as sales agent, Shares having an aggregate offering price of up to $25.0 million throughout the period during which the ATM facility remains in effect. The Company agreed to pay Jefferies a commission of 3.0% of the gross proceeds from the sale of shares under the facility.

From the effective date of the agreement through its expiration, 41,154 shares were sold under the program for total gross proceeds of approximately $ 0.5 million.

In April 2022, the Company signed a new ATM agreement with Jefferies for total amount of $23 million. As of the issuance date of this report, no shares were sold under the new ATM agreement.

NOTE 7 – RELATED PARTIES:

a.Related parties include the controlling shareholder and companies under his control, the board of directors and the executive officers of the Company.

b.As to options granted to executive officers, see note 6.